                                                                  Exhibit 99.4

NEWS RELEASE


                                            October 8, 2001
                                            P 357e
                                            Dr. Hartmut Unger
                                            Phone:    ++49 621  60-9 91 23
                                            Fax:      ++49 621  60-9 26 93
                                            E-mail:
                                            hartmut.unger@basf-ag.de




BASF REACHES A NEW STAGE IN E-COMMERCE WITH ITS GLOBAL INTERNET PORTAL

WORLDACCOUNT NOW ONLINE

  *  Extensive information and ordering capabilities for customers worldwide
  *  Simple operation and personal technical assistance ensure efficient use


WorldAccount, the BASF Group's integrated global extranet platform for customer-oriented e-commerce is now online. WorldAccount integrates the core functionalities of the present BASF customer portals for different product categories under one single Internet address. www.worldaccount.basf.com provides customers with on-line access to standardized functionalities and extensive product information resources. World Account functionalities include: order placement, order status, e-reporting, access to cerfiticates of analysis and material safety data sheets, auctions participation and a range of options for personal contact and customer support. The objective of this service is to enable customers to make quick, transparent and cost-efficient purchasing decisions around the clock by providing detailed product information and uncomplicated ordering procedures.

Since 2000, BASF has successfully operated a variety of customer portals in Europe and North America. With WorldAccount, the world's largest chemical group is once again breaking new ground. "As one of the first companies in the chemical industry, we are providing our customers with a globally integrated purchasing platform based on the latest technology in the form of WorldAccount. BASF is reaching a new stage in terms of customer orientation with this portal," says Wayne Hill, Senior Vice President for Global Electronic Commerce at BASF.

"As a result, our customers will be able to use all the advantages of a globally integrated e-commerce presence."

The access could not be easier: all that is necessary for a customer to register for a variety of electronic trading opportunities with BASF is an ordinary PC with standard operating software, Internet connection and a browser. "In order to have a customer-friendly system, we consider it essential that the operation is simple and, if needed, that direct contact to the BASF employees is possible around the clock. For this reason, we are planning to assist our customers by phone and in person to take advantage of our online service," said Hill. Of course, strict confidentiality is of paramount importance. Through encryption and the use of firewalls, it will be possible to carry out transactions with BASF both efficiently and securely.

WorldAccount will go into operation step-by-step. It is anticipated that the conversion of all existing regional portals to the new system will be completed by the end of 2001. Also, the existing plastics portal of BASF will be available under www.basf.de/plasticsportal further on, but already integrated in WorldAccount. The range of services is already retrievable in German, English, Spanish, French and Italian. Additional languages to be supported include Portuguese, Chinese, Japanese, Thai and Korean.

WorldAccount will supplement, not replace the proven distribution channels. BASF continues to attach great value to the personal contact between customers and sales staff." BASF is taking advantage of the opportunities offered by e-commerce to improve customer relationships and enhance its supply chain productivity," explains Hill. Through WorldAccount, BASF aims to further expand its leading position in the area of e-commerce.

Online ordering is increasingly becoming a daily routine for BASF's customers. Today, 10 percent of BASF's global sales are achieved through e-commerce. During the first half of 2001, BASF also successfully handled initial transactions via the electronic marketplaces Omnexus (thermoplastics) and Elemica (basic and specialty chemicals). Both marketplaces as well as CC-Chemplorer, an e-market for the procurement of technical goods and services, were co-founded by BASF in 2000.


BASF is a transnational chemical company that aims to increase and sustain its corporate value through growth and innovation. The company's product range includes high-value chemicals, plastics, colorants and pigments, dispersions, automotive and industrial coatings, agricultural products and fine chemicals as well as crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of its particular strengths, ensuring cost leadership and a unique competitive advantage. With sales in 2000 of about Euro 36 billion (circa $34 billion) and more than 90. 000 employees, BASF is one of the world's leading chemical companies. BASF acts in accordance with the principles of Sustainable Development. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA) and New York (BF). The company's Internet address is www.basf.com.